                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              -------------------

                       INFORMATION STATEMENT PURSUANT TO
                             SECTION 14F-1 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                              -------------------

                          DALIAN CAPITAL GROUP, INC.
                           (Name of Subject Company)

                   Common Stock, par value $.0001 per share
                        (Title of Class of Securities)

                            CUSIP NO. 234488 10 4
                     (CUSIP Number of Class of Securities)

                           Mr. Erwin Liem, Secretary
                          Dalian Capital Group, Inc.
                       Ste. 310 - 850 West Hastings St.
                         Vancouver, B.C. V6C1E1 Canada
                               Tel: 604-801-5022
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
          Communications on Behalf of the Person(s) Filing Statement)

                          DALIAN CAPITAL GROUP, INC.
                       STE. 310 - 850 WEST HASTINGS ST.
                         VANCOUVER, B.C. V6C1E1 CANADA
                               TEL: 604-801-5022

            INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
                      SECURITIES EXCHANGE ACT OF 1934 AND
                 SECURITIES AND EXCHANGE COMMISSION RULE 14F-1

                            NOTICE OF CHANGE IN THE
                      MAJORITY OF THE BOARD OF DIRECTORS

                               OCTOBER 16, 2006

                                 INTRODUCTION

        The information contained in this Information Statement is being furnished to all holders of record of common stock of Dalian Capital Group,
Inc., a Delaware corporation (the "Company"), at the close of business on
October 16, 2006 in accordance with the requirements of Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 under that Act in order to effect a change in majority control of the Company's Board of Directors other than by a meeting of stockholders. This Information Statement is being distributed on or about October 16, 2006.

        NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN
RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

        Pursuant to a Share Purchase Agreement dated as of September 26, 2006 by and between William Tay ("Seller"), and Presidents Financial Corporation, a
Nevada corporation ("Purchaser"), Seller agreed to sell to Purchaser 1,390,000 shares of common stock of the Company constituting 100% of the Company's outstanding common stock, and Purchaser agreed to buy the shares for a total of
US$75,000. The source of the funds to pay for the entire purchase price for the shares is from Purchaser's working capital. The transaction closed on October
16, 2006.

        By virtue of Purchaser's acquisition of 100% of the voting securities of the Company pursuant to the Share Purchase Agreement, Purchaser acquired control of the Company on October 16, 2006. In connection with the sale, the
Board of Directors of the Company has elected Mr. Erwin Liem (the "New
Director") as Director, Secretary, Chief Executive Officer and Chief Financial
Officer of the Company, who will take office ten days after the Company files with the United States Securities and Exchange Commission ("SEC") and transmits to all holders of record of common stock of the Company as of October 16, 2006 this Information Statement containing the information required under SEC Rule
14f-1 (the "Information Statement"). William Tay, who is currently the sole director and officer of the Company, will resign as a Director, Secretary,
Chief Executive Officer and Chief Financial Officer with the Company, such resignation to take effect immediately after the New Director takes office.

        As of the date of this Information Statement, the authorized capital stock of the Company consisted of 100,000,000 shares of common stock, par value
$.0001 per share, of which 1,390,000 common shares are issued and outstanding, and 20,000,000 shares of preferred stock, par value $.0001 per share, of which no preferred shares are issued and outstanding. Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

        The following sets forth information regarding the New Director and executive officer of the Company.

Mr. Erwin Liem, Director Nominee and Chief Executive Officer, Chief Financial
Officer, Secretary and Treasurer, Age 46

        Erwin Liem, will serve as the Chief Executive Officer, Chief Financial
Officer, Secretary, Treasurer and a Director of the Company. Mr. Liem is a
Chinese born in Indonesia on October 1, 1960. He is married and no children. He is currently residing in British Columbia, Canada. Education: PhD Economics &
MBA. Certificate in International Business, University of British Columbia.
Certificate in Securities, Simon Fraser University Career Highlights: 1992 -
Present President of Liem Mark Enterprises Co. Ltd LME is a private holding company incorporated in British Columbia and Taipei, ROC. Its business is
Management Company for subsidiaries in Real Estate Company, finance company, automobile and consumer products manufacturing in China.

FAMILY RELATIONSHIPS

        There are no family relationships among any of the Company's directors and officers or the New Director.

VOTING CONTROL AND MANAGEMENT

        The following table sets forth certain information as of October 16,
2006, with respect to the ownership of common stock by the sole director and executive officer of the Company, and each person known by the Company to be the owner of five percent or more of the common stock of the Company.

                                 AMOUNT OF AND NATURE
        NAME AND ADDRESS        OF BENEFICIAL OWNERSHIP         PERCENTAGE
     OF BENEFICIAL OWNER (1)                                    OF CLASS (2)
-----------------------------------------------------------------------------
Presidents Financial Corporation          1,390,000                100%
Ste. 310 - 850 West Hastings St.
Vancouver, B.C. V6C1E1 Canada (3)

----------------
(1)   Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act and unless otherwise indicated, represents securities for which the beneficial owner has sole voting and investment power.

(2)   Based upon 1,390,000 shares issued and outstanding as of the date of this report.

(3) The 1,390,000 shares of Common Stock are owned by Presidents Financial
Corporation, a Nevada corporation, of which Mr. Erwin Liem is an officer, director and principal stockholder.

COMMITTEES OF THE COMPANY'S BOARD OF DIRECTORS

        Because our board of directors currently consists of only one member, we do not have any audit, compensation or nominating committee of the Board of
Directors or committees performing similar functions. We do not believe it is necessary for our board of directors to appoint such committees because the volume of matters that come before our Board of Directors for consideration permits each Director to give sufficient time and attention to such matters to be involved in all decision making. As of October 16, 2006, all activities of the Company have been conducted by the sole director and corporate officer of the Company from either his home or his business office.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Except for the ownership of the Company's securities, none of the directors, executive officers, holders of ten percent of the Company's outstanding common stock, or any associate or affiliate of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, since the inception of the Company in May 31, 2006, in any transaction or proposed transaction which may materially affect the Company.

        No executive officer, present director, proposed director or any member of these individuals' immediate families or any corporation or organization with whom any of these individuals is an affiliate is or has been indebted to the Company since the beginning of its last fiscal year.

LEGAL PROCEEDINGS

        We are not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

SECTION 16 REPORTING

        Section 16(a) of the Securities Exchange Act of 1934 requires the
Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of
Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

        To the Company's knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under
Section 16(a).

COMPENSATION OF DIRECTORS AND OFFICERS

        The sole officer and director of Company has not received any compensation for his services rendered to the Company, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company. However, he anticipates receiving benefits as beneficial stockholder of the Company.

        No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

EMPLOYMENT AGREEMENTS

        The Company has not entered into any employments with our executive officers or other employees to date.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

                                  SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          DALIAN CAPITAL GROUP, INC.

Dated: October 16, 2006                   /s/ William Tay
                                          --------------------------------
                                          By: William Tay
                                          Its: President